November 15, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.
Attention:	Mark P. Shuman
David L. Orlic

Re:	3Com Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on October 23, 2007
File No. 000-12867
Dear Mr. Shuman and Mr. Orlic:
     On behalf of 3Com Corporation (the “Company” or “3Com”), we are submitting the following response to the comment in your letter, dated October 31, 2007 (the “Comment Letter”), addressed to Edgar Masri, President and Chief Executive Officer of the Company, relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”).
     The Preliminary Proxy Statement relates to the solicitation of proxies from 3Com stockholders in connection with a proposal to adopt the Agreement and Plan of Merger, dated September 28, 2007 (the “Merger Agreement”), by and among the Company, Diamond II Holdings, Inc. (“Newco”), and Diamond II Acquisition Corp., an indirect wholly-owned subsidiary of Newco (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”) and the Company will survive as a wholly-owned subsidiary of Newco.
     For your convenience, please note that we have repeated your comment from the Comment Letter below.
SEC Comment
     We note the participation of Huawei Technologies Co. Ltd. in the proposed merger. We also note the recent H3C Technologies Co., Limited joint venture between Huawei and 3Com Corporation. Finally, we note that Huawei participated in discussions with Bain Capital Partners, LLC regarding possible business combinations involving 3Com during the time that the HC3 joint venture was ongoing. Please tell us your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to the proposed merger.
3Com Response
     We respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that, after careful consideration prior to filing the Preliminary Proxy Statement, 3Com determined that Rule 13e-3 does not apply to the Merger because the Merger does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3). The Merger does not constitute a “Rule 13e-3 transaction” because Huawei is not, and has never been, an “affiliate” of 3Com within the meaning of Rule 13e-3(a)(1). More specifically, Huawei has never owned any 3Com stock, had the ability to appoint 3Com officers or directors or otherwise “controlled” 3Com in any manner. While Huawei has been and remains an important third party customer of 3Com’s H3C business segment, this commercial relationship is on an arm’s length basis and does not provide Huawei with any indicia of control over 3Com.
     Moreover, the decision to sell 3Com was made after extensive deliberation over a long period of time by an independent board of directors with no connections to, or influence by, Huawei. The 3Com board of directors conducted an extensive sale process, was advised by independent advisors and had arms’ length negotiations exclusively with Bain Capital, an unaffiliated entity. Therefore, we respectfully submit that the Merger is not the type of transaction that Rule 13e-3 was intended to regulate.
Rule 13e-3 does not apply to the Merger because the Merger does not constitute a “Rule 13e-3 transaction.”
     Rule 13e-3(b)(2) provides that it is “unlawful for an issuer which has a class of equity securities registered pursuant to Section 12 of the [Exchange] Act, or an affiliate of such issuer, to engage, directly or indirectly, in a Rule 13e-3 transaction unless...such issuer or affiliate complies with the [filing, disclosure and dissemination] requirements of paragraphs (d), (e) and (f) of [Rule 13e-3].”
     Rule 13e-3(a)(3) provides that a “Rule 13e-3 transaction” is any “transaction or series of transactions involving one or more transactions described in paragraph (a)(3)(i) of [Rule 13e-3] which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of [Rule 13e-3].” The SEC’s interpretive release relating to Rule 13e-3 (Release No. 34-17719, April 13, 1981, Interpretive Release Relating to Going Private Transactions Under Rule 13e-3) (the “Interpretive Release”) further notes that a “Rule 13e-3 transaction” has three elements: “(1) an issuer or an affiliate of the issuer; (2) engaging in one or more of certain specified transactions; (3) having a purpose or reasonable likelihood of resulting in one or more specified effects.”

     Because no “affiliates” of 3Com are parties to or otherwise engaged in the Merger (i.e., the first of the three elements described in the Interpretive Release), we respectfully submit that the Merger does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3).
Huawei is not an “affiliate” of 3Com.
     We note the Staff’s inquiries regarding Huawei’s participation in the Merger, as well as its previous joint venture with 3Com and prior discussions with Bain Capital Partners, LLC (“Bain Capital”). After careful consideration prior to filing the Preliminary Proxy Statement, 3Com determined that Huawei is not, and has never been, an “affiliate” of 3Com and, therefore, its participation in the Merger would not have the effect of causing the Merger to constitute a “Rule 13e-3 transaction.”
     Rule 13e-3(a)(1) provides that an “affiliate” of an issuer “is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” In its Current Issues and Rulemaking Projects Outline, dated November 14, 2000, the Staff noted that, for purposes of Rule 13e-3, “control” has the meaning set forth in Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”). We respectfully advise the Staff that Huawei does not have, and has never had, the power to direct or cause the direction of the management and policies of 3Com and, therefore, does not and has never “controlled” 3Com within the meaning of Rule 13e-3 and Rule 12b-2. Accordingly, Huawei should not be deemed to be an “affiliate” of 3Com within the meaning of Rule 13e-3.
     We respectfully advise the Staff of the following background facts in support of 3Com’s position:
     No Huawei Control Over 3Com Board of Directors
     Huawei has never nominated, designated or otherwise appointed any members of the 3Com Board of Directors and Huawei does not have, and has never had, the power or authority (whether through the ownership of equity securities, by contract or otherwise) to nominate, designate or otherwise appoint anyone to the 3Com Board of Directors. None of 3Com’s directors has, or has ever had, any individual business or other similar relationship with Huawei. Additionally, neither Bain Capital nor Huawei has asked any of 3Com’s directors to join the board of directors of Newco, or remain on the 3Com Board of Directors, following the consummation of the Merger. On the basis of the foregoing, we do not believe that Huawei has, or has ever had, a relationship with any of 3Com’s directors that would give Huawei the power to direct or cause the direction of the management and policies of 3Com or otherwise have the effect of giving Huawei “control” over 3Com.
     No Huawei Control Over 3Com Executive Officers

     Huawei has never designated or otherwise appointed any of 3Com’s executive officers and Huawei does not have, and has never had, the power or authority (whether through the ownership of equity securities, by contract or otherwise) to designate or otherwise appoint any of 3Com’s executive officers.
     Other than as described below with respect to a current 3Com executive officer, none of 3Com’s executive officers has, or has ever had, any individual business or other similar relationship with Huawei.
     We respectfully inform the Staff that Dr. Shusheng Zheng, who has been the Chief Operating Officer of H3C Technologies Co., Limited (“H3C”) since its inception in November 2003, was an employee of Huawei prior to joining H3C. Dr. Zheng was not appointed as the Chief Operating Officer of H3C as a designee or representative of Huawei, but as is typical of joint ventures, employees of a joint venture often come from the joint venture’s stockholders. Dr. Zheng resigned from Huawei when he became the Chief Operating Officer of H3C, but we are informed by Huawei that he remained a member of Huawei’s board of directors until March 5, 2007, shortly before 3Com acquired Huawei’s remaining 49% interest in H3C on March 29, 2007. Huawei has informed us that Dr. Zheng’s membership on the Huawei board of directors was a result of a Huawei employee-shareholder vote and that Dr. Zheng maintains a phantom equity ownership interest in Huawei. Dr. Zheng was appointed as an executive officer of 3Com only after Dr. Zheng resigned from Huawei’s board of directors.
     During the period of Dr. Zheng’s membership on Huawei’s board of directors, Dr. Zheng was neither a member of the 3Com board of directors nor a 3Com executive officer. During this time, Dr. Zheng was not directing corporate-level strategy or affairs of 3Com, and was not in a position to control, direct or cause the direction of the management and policies of 3Com. During this time, Dr. Zheng was managing H3C, which continues to be an important business segment of 3Com. This position did not, however, give Dr. Zheng the ability to direct 3Com’s business affairs at the corporate level. In fact, during this period, 3Com’s board of directors and management team continued to independently meet, plan corporate policy and make decisions directing the policies and affairs of 3Com without Dr. Zheng. Accordingly, after careful consideration prior to filing the Preliminary Proxy Statement, 3Com determined that Dr. Zheng’s concurrent membership on Huawei’s board of directors and role as the Chief Operating Officer of H3C did not have the effect of giving Huawei “control” over 3Com.
     In addition, Dr. Zheng had resigned from the Huawei board of directors prior to his appointment as an executive officer of 3Com and, importantly, prior to the time that 3Com and Bain Capital began to discuss the possibility of a sale of the Company to Bain Capital. We believe that this reinforces 3Com’s view that Dr. Zheng’s relationship with Huawei did not enable Huawei to influence the management or affairs of 3Com during the critical period during which 3Com and Bain Capital negotiated the terms of the Merger. In addition, even after his appointment as an executive officer of 3Com, Dr. Zheng was not involved in 3Com’s corporate level decision making (at the board or management level) concerning the Merger.

     Finally, we respectfully advise the Staff that, to the best of the Company’s knowledge, no 3Com executive officers are currently in discussions with Bain Capital and Huawei regarding their ongoing employment with 3Com (or the terms thereof) following the consummation of the Merger, and none of these executive officers had any discussions with Bain Capital or Huawei regarding their ongoing employment with 3Com at any time during the pendency of discussions and negotiations regarding the Merger.
     On the basis of the foregoing, we do not believe that Huawei has, or has ever had, a relationship with any of 3Com’s executive officers that would give Huawei the power to direct or cause the direction of the management and policies of 3Com or otherwise have the effect of giving Huawei “control” over 3Com.
     No Huawei Control Over 3Com by Virtue of Equity Ownership in 3Com
     Huawei has informed 3Com that it does not own, and has never owned, any equity interests in 3Com. Moreover, the terms of the Merger Agreement provide that, subject to certain exceptions, Newco, Merger Sub and their respective affiliates may not enter into or make any binding contracts or arrangements with any person who is a stockholder of the 3Com concerning (i) contributions to be made to Newco or Merger Sub in connection with the Merger (including “rollover” contributions of 3Com capital stock), (ii) the equity financing for the Merger, or (iii) the ownership of Newco, Merger Sub or 3Com. Accordingly, neither Bain Capital nor Huawei may enter into any contracts or arrangements with any of 3Com’s stockholders regarding equity ownership in Newco, Merger Sub or 3Com following the Merger without 3Com’s prior consent. We respectfully advise the Staff that, as of the date of this letter, neither Bain Capital nor Huawei has sought 3Com’s consent for any equity “rollover” or equity investment in Newco, Merger Sub or 3Com following the Merger.
     On the basis of the foregoing, we do not believe that Huawei has, or has ever had, the power to direct or cause the direction of the management and policies of 3Com or otherwise “control” 3Com by virtue of owning or controlling 3Com equity securities.
     No Huawei Control Over 3Com by Virtue of the H3C Joint Venture
     We understand that the determination of “affiliate” status for purposes of Rule 13e-3, and whether a person is in “control” of an issuer within the meaning of Rule 13e-3, depends on all of the facts and circumstances and may not be limited to control obtained through membership on or the ability to influence an issuer’s board of directors, participation as or the ability to influence an issuer’s senior executives or the ownership of an issuer’s equity securities. The fundamental issue of “affiliate” status for purposes of Rule 13e-3 is one of control, and the ability to exercise control, given all of the relevant facts and circumstances. In that regard, we note the Staff’s inquiries regarding the H3C joint venture that 3Com and Huawei formed in November 2003 and terminated in March 2007. We respectfully advise the Staff that, after careful consideration prior to filing the Preliminary Proxy Statement, the Company determined that the H3C joint venture did not have the effect of giving Huawei “control” over 3Com or power to direct or cause the direction of 3Com’s management and policies during the period of its existence.
     Upon the initial formation of the H3C joint venture in 2003, 3Com and Huawei entered into a shareholders’ agreement relating to H3C (the “H3C Shareholders’ Agreement”). Under the terms of the H3C Shareholders’ Agreement, each of 3Com and Huawei had standard contractual rights to participate on the H3C board of directors and to participate in various operating committees of the H3C board, including a steering committee, a nominating and compensation committee, an OEM committee and an R&D committee. Notwithstanding these standard contractual arrangements at the H3C subsidiary level, the H3C Shareholders’ Agreement did not give Huawei control over, or the power to direct, cause the direction of, or even influence the management and policies of 3Com Corporation, the publicly-traded parent entity that is the subject of the Merger. From and after the initial formation of H3C, 3Com remained an independent company, with its own independent board of directors, its own independent senior management team, and its own independent business and operations.
     While Huawei and 3Com both purchased products from H3C through the OEM arrangements associated with the joint venture, 3Com continued to conduct a significant portion of its businesses independently and these businesses remained a significant portion of 3Com’s overall business and operations. For example, in fiscal 2006, 3Com generated 89% of its consolidated revenue from its non-H3C operations1, and in fiscal 2007, 3Com generated 51% of its consolidated revenue from its non-H3C operations. As disclosed in the Preliminary Proxy Statement, H3C became increasingly important to 3Com’s business on a relative basis during the first two years of its existence, in large measure due to the declining performance of 3Com’s other businesses. H3C’s growing significance to 3Com’s performance, however, did not give Huawei any control or influence over the management and policies of 3Com. At all times during the joint venture’s existence, 3Com maintained its own management independence and continued to pursue its own business opportunities apart from H3C.
     Moreover, during the existence of H3C as a joint venture, no managers or other personnel of H3C or any representatives of Huawei directed corporate-level strategy or affairs of 3Com, or were in any position to control, direct or cause the direction of the management and policies of 3Com. In fact, one of the principal reasons that 3Com acquired all of Huawei’s interest in H3C was to more fully consolidate the business and operations of H3C with the other businesses and operations of 3Com, which 3Com was unable to do while H3C remained a company jointly owned by 3Com and Huawei.
     As disclosed in the Preliminary Proxy Statement, 3Com agreed to acquire Huawei’s remaining 49% equity interest in the H3C joint venture in November 2006 and completed its acquisition in March 2007. As a result, 3Com acquired complete ownership and control over the management, policies, affairs, business and operations of H3C, and Huawei’s only remaining relationship with 3Com and H3C arose under its

[1]	Please note that in fiscal year 2006, only 2 months of H3C financial results were consolidated with 3Com’s financial results.

existing, ordinary course commercial arrangements with 3Com and H3C as more fully described below. In addition, upon the completion of 3Com’s acquisition of Huawei’s remaining 49% interest in H3C, the H3C Shareholders’ Agreement terminated automatically, except for a non-compete provision restricting Huawei’s ability to compete with H3C for 18 months following the closing. Upon this termination, all of the governance and other rights that Huawei previously held at H3C expired. From this date forward, Huawei had no investor, governance or other rights in respect of H3C. (As noted above, Huawei never had any such rights in respect of 3Com). Furthermore, H3C’s board was then constituted solely with 3Com-appointed members.
     We are informed by Huawei that it was only after 3Com finalized its agreement to acquire complete ownership and control of H3C that Bain Capital began discussions with Huawei regarding the commercial agreements to which Huawei might agree if Bain Capital were to acquire 3Com. Even during the existence of H3C as a joint venture, Huawei was not provided and did not have access to corporate-level information of 3Com and, therefore, it did not have access to any such information when discussing a possible acquisition of 3Com with Bain Capital other than summaries of information and conclusions and diligence memoranda provided by Bain Capital to Huawei shortly before the Merger was announced.
     On the basis of the foregoing, we do not believe that Huawei has, or has ever had, the power to direct or cause the direction of the management and policies of 3Com or otherwise “control” 3Com by virtue of participating in the H3C joint venture with 3Com.
     No Huawei Control Over 3Com by Virtue of Commercial Relationships with 3Com
     Upon the initial formation of the H3C joint venture, 3Com, Huawei and H3C entered into certain OEM purchase and development agreements. Pursuant to the terms of these agreements, each of Huawei, 3Com and H3C agreed to perform certain development and other services and each of Huawei, 3Com and H3C had the option to purchase certain products from specified parties. These OEM agreements also contained, among other things, various provisions relating to specifications and pricing of such products, though none of the agreements contained minimum purchase requirements. Specifically, Huawei and H3C entered into a Master OEM Purchase and Development Agreement dated November 15, 2003 (the “H3C OEM Agreement”) pursuant to which H3C agreed to perform certain development and other services for Huawei and Huawei had the option to purchase certain products from H3C. Pursuant to the H3C OEM Agreement, Huawei was granted certain customary terms related to its option to purchase H3C products, including a standard most favored purchaser clause related to pricing of H3C products.
     Since 3Com’s purchase of Huawei’s remaining 49% equity interest in the H3C joint venture, the H3C OEM Agreement has remained in place. Huawei continues to purchase products from H3C under the terms of the H3C OEM Agreement. For the twelve month period ended May 31, 2007, Huawei accounted for 35.1% of H3C’s revenues and 20.0% of 3Com’s consolidated revenues. For the three month period ended August 31, 2007, Huawei accounted for 30.1% of H3C’s revenues and 17.0% of 3Com’s consolidated revenues.

Huawei continues to be a significant customer of H3C and therefore 3Com and H3C treat Huawei as they would any other important customer by trying to ensure product satisfaction and continuing to develop improved products.
     The commercial relationship between Huawei and 3Com is on an arm’s length basis. For example, as noted above, Huawei has no minimum purchase requirements under the H3C OEM Agreement and neither H3C nor 3Com have any material continuing obligations with respect to future H3C product development for Huawei beyond continuing to supply certain products for 12 months following the first shipment of a product to Huawei. The H3C OEM Agreement merely gives Huawei the option to purchase certain H3C products following the mutual agreement of the parties to proceed with the development of a product. Neither the H3C OEM Agreement nor its customer relationship with 3Com provides Huawei with the ability to influence the direction of management or the policies of 3Com. 3Com continues to run its entire business and develop all products for long term growth and improved product sales to both existing and new customers in both its H3C and non-H3C businesses.
     On the basis of the foregoing, we do not believe that Huawei has, or has ever had, the power to direct or cause the direction of management and policies of 3Com or otherwise “control” 3Com by virtue of its commercial relationship with 3Com and H3C.
General Principles of Rule 13e-3
     As a general matter, we respectfully submit that the Merger is not the type of transaction that Rule 13e-3 is intended to regulate. As described in the Interpretive Release, Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arose, in part, out of the fact that “[t]he nature of and methods historically utilized in effecting going private transactions present an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates. This is due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.”
     As described in the Preliminary Proxy Section under section entitled “The Merger — Background of the Merger,” substantive negotiations regarding the Merger were held exclusively between, on the one hand, the Company’s management and independent financial and legal advisors, with oversight by the Strategic Transaction Oversight Committee (a committee of the Company’s board of directors comprised of 3 non-management directors), and, on the other hand, Bain Capital, a private equity firm that is unaffiliated with both 3Com and Huawei. These negotiations were conducted on an arm’s-length basis. As a minority investor in Newco, Huawei did not directly participate in negotiations with 3Com regarding the Merger. Moreover, at the time of Merger negotiations, the H3C joint venture had been fully terminated and Huawei had no rights to access information regarding H3C or its business or financial results and no ability to control or influence H3C or 3Com, as more fully described above.
     During the period of Merger negotiations, no member of 3Com’s board of directors had any connection to, or was otherwise influenced by, Huawei. No members of 3Com’s board of directors or executive management team have entered into any amendments to existing agreements or otherwise entered into agreements with Bain Capital or Huawei in anticipation of the Merger. To the contrary, in evaluating the Merger, the 3Com board of directors conducted a thorough process, which included ongoing discussions and meetings with other possible strategic and financial buyers and detailed analysis of the possibility of remaining independent and growing organically. Only after extensive deliberations and discussion and consultation with its independent legal and financial advisors did the 3Com board of directors approve the Merger.
     Based on the foregoing facts, we respectfully advise the Staff that we believe that Rule 13e-3 does not apply to the Merger because Huawei is not an “affiliate” of 3Com within the meaning of Rule 13e-3(a)(1). Huawei is not an “affiliate” of 3Com because Huawei does not have directly or indirectly the power to direct or cause the direction of management and policies of 3Com or otherwise “control” 3Com, either as a result of equity ownership of 3Com, by having control through the board of directors or executive officers of 3Com, as a result of the now terminated H3C joint venture or through Huawei’s commercial relationship with H3C.
     In addition, and pursuant to the instructions set forth in your letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We would greatly appreciate receiving your response as soon as reasonably practicable. Please do not hesitate to contact me at (415) 947-2011 or Neal Goldman at (508) 323-1010 with any questions regarding our response to your comment.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Michael S. Ringler

cc:	Edgar Masri, 3Com Corporation
Neal D. Goldman, 3Com Corporation
Larry W. Sonsini, Esq., Wilson Sonsini Goodrich & Rosati
Katharine Martin, Esq., Wilson Sonsini Goodrich & Rosati
Howard S. Glazer, Esq., Ropes & Gray LLP